Exhibit 12.1
SXC HEALTH SOLUTIONS CORP.
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2009	2008	2007	2006	2005
Earnings:
Income before income taxes	$68,085	$20,304	$17,444	$16,343	$7,164
Add fixed charges:
Interest expense (1)	5,399	4,140	112	1,867	1,896
Interest portion of consolidated rent expense (2)	2,179	1,773	747	684	518

Adjusted earnings	$75,663	$26,217	$18,303	$18,894	$9,578

Fixed charges:
Interest expense	$5,399	$4,140	$112	$1,867	$1,896
Interest portion of consolidated rent expense	2,179	1,773	747	684	518

Total fixed charges	$7,578	$5,913	$859	$2,551	$2,414

Ratio of earnings to fixed charges	9.98	4.43	21.31	7.41	3.97

(1)	Interest expense on income tax contingencies is not included in fixed charges

(2)	One third of rental expenses was used to represent the interest factor of rental expenses